FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number 0-30186

Uniglobe.com Inc.
(Translation of registrant’s name into English)

Suite 920 - 1199 West Pender Street Vancouver, British Columbia V6E 2R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIGLOBE.com INC

Date: January 26, 2003	By: /s/ Christopher Charlwood Name: Christopher Charlwood Title: Chief Executive Officer and President

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

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NAME OF ISSUER                                                            FOR QUARTER ENDED               DATE OF REPORT
                                                                                                             YY/MM/DD

Uniglobe.com Inc.                                                         September 30, 2002            November 6, 2002
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ISSUER'S ADDRESS

1199 WEST PENDER STREET, SUITE 900,
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CITY                                          PROVINCE          POSTAL CODE        ISSUER FAX NO.   ISSUER TELEPHONE NO.

Vancouver                                     B.C.              V6E 2R1            (425) 917-0141   (425) 227-5400
-------------------------------------------------------------------------------------------------------------------------------
CONTACT NAME                                  CONTACT POSITION                                      CONTACT TELEPHONE NO.

Victoria Stockton                             Corporate Controller                                  (425) 687-2356
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CONTACT EMAIL ADRESS                          WEB SITE ADDRESS                                      CONTACT TELEPHONE NO.

vstockton@uniglobe.com                        Uniglobe.com
                                                                                                    (425) 687-2356
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CERTIFICATE

Schedule A to this  Quarterly and Year End Report is attached and the disclosure contained  therein  has been  approved  by the Board of  Directors.  Schedule  B
(Supplementary  Information)  and Schedule C (Management  Discussion)  are filed under Document Type: BC Form 51-901F (previously  Document Type: Form 61(BC)). A copy of this Quarterly  Report will be provided to any  shareholder who requests
it.

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DIRECTOR'S SIGNATURE                                        PRINT FULL NAME                                  DATE SIGNED
                                                                                                              YY/MM/DD
(signed) "R. Christopher Charlwood"                         R. Christopher Charlwood                          2002/11/06
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DIRECTOR'S SIGNATURE                                        PRINT FULL NAME                                  DATE SIGNED
                                                                                                              YY/MM/DD
(signed) "Martin H. Charlwood"                              Martin Charlwood                                  2002/11/06
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UNIGLOBE.com Inc.

Consolidated Statements of Operations

(Expressed in US dollars)

	Three (3) months ended September 30, (Unaudited)		Nine (9) months ended September 30, (Unaudited)
	2002	2001	2002	2001
REVENUES
Online commissions	$ 231,690	$ 405,698	$ 849,074	$ 1,481,466
Service revenue	45,940	11,440	207,539	33,322
Advertising revenue	8,881	9,194	24,736	28,491

Total Revenue	286,511	426,332	1,081,349	1,543,279

COST OF REVENUES
Online commissions	45,612	81,783	144,466	250,675

Total Cost of Revenues	45,612	81,783	144,466	250,675

GROSS MARGIN	240,899	344,549	936,883	1,292,604

EXPENSES
General and administrative	640,323	1,159,530	2,176,613	3,426,038
Sales and marketing	62,991	82,547	124,438	294,817
Research and product development	61,465	79,333	176,045	261,275

Total expenses	764,779	1,321,410	2,477,096	3,982,130

Net operating loss	(523,880)	(976,861)	(1,540,213)	(2,689,526)
Other income	3,927	34,040	16,511	122,423

Net Loss	(519,953)	(942,821)	(1,523,702)	(2,567,103)

Deficit, beginning of period	(18,144,069)	(15,461,861)	(17,140,320)	(13,837,579)

Deficit, end of period	$(18,664,022)	$(16,404,682)	$(18,664,022)	$(16,404,682)

Loss per share	$ (0.02)	$ (0.04)	$ (0.04)	$ (0.11)

Weighted average number of shares	24,042,741	24,042,741	24,042,741	24,042,741

Supplemental Information:

(Unaudited)

Gross Retail Travel Bookings	$ 1,753,521	$ 3,943,262	$ 7,856,384	$ 16,381,567

UNIGLOBE.com Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

	Three (3) months ended September 30, (Unaudited)		Nine (9) months ended September 30, (Unaudited)
	2002	2001	2002	2001
OPERATING ACTIVITIES
Net loss for the period	$ (519,953)	$ (942,821)	$(1,523,702)	$(2,567,103)
Item not effecting cash:
Amortization of deferred
Contract inducement	(64,828)	(64,828)	(194,484)	(194,483)
Accretion of interest on
Long term obligations	87,159	80,896	252,783	219,955
Depreciation of capital assets	73,244	111,673	298,466	326,709

Change in operating assets and liabilities :
Accounts receivable	28,529	103,769	114,885	105,030
Prepaids and deposits	(86,982)	(91,752)	34,517	(12,556)
Accounts payable and accrued
Liabilities	92,490	100,996	(49,565)	(78,448)
Due from (to) affiliated companies	5,258	20,536	7,051	65,307

	(385,083)	(681,531)	(1,060,049)	(2,135,589)

FINANCING ACTIVITIES
Proceeds from issuance of long term debt	--	--	--	1,898,388
Proceeds on issue of common share warrants	--	--	--	381,158
Repayment of long term debt	(4,838)	(11,710)	(227,959)	(25,786)
Repayment of capital lease	(556)	(24,944)	(1,628)	(73,563)

	(5,394)	(36,654)	(229,587)	2,180,197

INVESTING ACTIVITIES
Purchase of capital assets	(2,061)	(11,316)	(8,650)	(62,319)

	(2,061)	(11,316)	(8,650)	(62,319)

Net cash inflow (outflow)	(392,538)	(729,501)	(1,298,286)	(17,711)

CASH AND EQUIVALENTS,
BEGINNING OF PERIOD	1,303,504	3,783,866	2,209,252	3,072,076

CASH AND EQUIVALENTS, END OF PERIOD	$ 910,966	$ 3,054,365	$ 909,966	$ 3,054,365

UNIGLOBE.com Inc.

Consolidated Statements of Cash Flows (continued)

(Expressed in US dollars)

	Three (3) months ended September 30, (Unaudited)		Nine (9) months ended September 30, (Unaudited)
	2002	2001	2002	2001
Supplementary cash flow disclosures:

(Unaudited)

Income taxes paid	$ --	$ --	$ --	$ --

Actual cash interest paid	$27,157	$42,750	$ 78,339	$106,894

Supplementary non-cash investing and financing
disclosures:
(Unaudited)
Accretion of interest on long term obligations	$87,159	$80,896	$252,783	$219,955

Assets acquired under capital lease	$ --	$ --	$ --	$ --

UNIGLOBE.com Inc.

Consolidated Balance Sheets

(Expressed in US dollars)

	September 30, 2002 (Unaudited)	December 31, 2001
ASSETS

CURRENT
Cash and cash equivalents	$ 910,966	$ 2,209,252
Accounts receivable	53,632	168,517
Prepaid expenses and deposits	166,451	200,968
Due from affiliated companies	3,632	10,683

	1,134,681	2,589,420

Capital assets	264,854	554,670

	$ 1,399,535	$ 3,144,090

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 298,189	$ 347,755
Current portion of long term debt	350,000	250,000
Current portion of capital lease	2,426	2,203

	650,615	599,958

Long term obligations	3,372,464	3,529,961

Deferred contract inducement	842,760	1,037,244

Obligations under capital lease-long term portion	6,452	8,303

	4,954,613	5,175,466

(CAPITAL DEFICIENCY)

Share capital

Class A common shares, no par value, multiple vote,

Issued and outstanding-9,260,797	2,143,456	2,143,456

Class B common shares, no par value, single vote,

Issued and outstanding-14,811,944	12,534,330	12,534,330

Warrants	431,158	431,158

Accumulated deficit	(18,664,022)	(17,140,320)

	(3,555,078)	(2,031,376)

	$ 1,399,535	$ 3,144,090

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	CONTINUING OPERATIONS

The Company was incorporated under the laws of Canada on December 29, 1995 and commenced operations on January 1, 1996. The Company is engaged in the business of offering travel information and products to the online consumer and to retail travel agencies through the Company’s World Wide Web site on the Internet.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $1,523,702 for the nine months ending September 30, 2002. The success of the Company’s future operations is dependent upon attaining profitable operations, upon its ability to raise additional financing as required and upon the continuing financial support of its parent, Uniglobe Travel (International) Inc.

These factors among others indicate that the Company may be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s continuation as a going concern is dependent upon achieving operating levels adequate to support the Company’s cost structure and obtaining adequate financial resources. During the fourth quarter of 2001, the Company announced plans to reduce its cost structure including staff terminations and other expense reductions. The Company expects to have sufficient working capital to support its operations during the twelve-month period subsequent to December 31, 2001. In the future, the Company may consider additional reductions in expenditures.

2.	ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2001 and should be read in conjunction with those financial statements:

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	ACCOUNTING POLICIES (Continued)

(a)	Consolidation

These consolidated financial statements include accounts of the Company and its wholly owned subsidiaries, Uniglobe.com (USA) Inc. and Uniglobe.com (Barbados) Inc. All significant intercompany transactions are eliminated upon consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation, income taxes and contingencies. Actual results may differ from those estimates.

(c)	Foreign currency translation

The Company, and its subsidiaries, determined that as of October 1, 2000 their functional currency was the United States (“US”) dollar. Previously the functional currency of the Company and its subsidiaries was the Canadian dollar. The change in the Company’s functional currency was made as the majority of the Company’s operating and financing transactions are now denominated in the US dollar. The Company has remeasured its assets, liabilities, revenues and expenses for prior periods using the rate in place at the date the change in functional currency occurred (rate of convenience). The exchange rate as at October 1, 2000 was US$1 to CDN$1.5035. Monetary assets and liabilities denominated in other than the US dollar are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency translation are recorded in the consolidated statements of operations.

(d)	Cash and cash equivalents

The Company invests certain of its excess cash in cash equivalents that are highly liquid money market instruments with an original maturity of 90 days or less.

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	ACCOUNTING POLICIES (Continued)

(e)	Capital assets

Capital assets are recorded at cost and are depreciated on a straight-line basis as follows:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	36 month term of lease

(f)	Revenue recognition

(i)	Online commissions

Commission revenues for air travel, cruise, hotel rooms, car rentals and vacation packages are recognized upon ticketing, when full payment has been received from the customer and the amount of the commission is determinable. Certain travel suppliers also pay performance-based compensation, known as overrides and tour conductor revenues, which are recognized in accordance with the terms of the agreements with travel suppliers.

(ii)	Service revenues

Service revenues consisting of transaction processing fees, fees from other travel service providers, Internet development services and shipping and handling fees are recognized when services are performed, the amount of revenue is determinable and collectability is reasonably assured.

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	ACCOUNTING POLICIES (Continued)

(g)	Development costs

Product and technology development costs that meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. Other product or technology development costs are expensed as incurred. No product and technology development costs have been deferred as at September 30, 2002.

(h)	Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(i)	Stock-based compensation plans

The Company has established a stock-based compensation plan, which is described in Note 8 (c). No compensation expense is recognized for these plans when stock or stock options are issued to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital.

(j)	Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding for the year. For purposes of this calculation, Class A and Class B shares are considered common share equivalents and are treated equally in the determination of the weighted average number of shares outstanding.

(k)	Comparative figures

Certain of the comparative figures of prior years have been reclassified to conform with the presentation adopted during the current year.

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	ACCOUNTING POLICIES (Continued)

(l)	Supplemental information

Gross travel bookings represent the total purchase price of all travel products and services booked by the Company. This information does not affect the Company’s reported operating results. Disclosure of gross travel bookings is not required by generally accepted accounting principles in Canada (“GAAP”). Gross travel bookings are not included in revenues or operating results, and should not be considered in isolation or as a substitute for other information prepared in accordance with generally accepted accounting principles. Management believes that gross travel bookings provide more consistent comparison between historical periods than do online revenues and commissions. In addition, management believes that gross travel bookings are meaningful because such information and, in particular, year-to-year changes in such information, are a useful measure of market and product acceptance.

3.	ACCOUNTS RECEIVABLE

The principal components of accounts receivable are as follows:

	September 30, 2002	December 31, 2001

Trade receivables	$ 53,461	$ 141,371
Other	7,522	30,247

	60,983	171,618
Allowance for doubtful accounts	(7,351)	(3,101)

	$ 53,632	$ 168,517

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

4.	CAPITAL ASSETS

	September 30, 2002		December 31, 2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Computer software	$ 68,628	$ 55,374	$ 13,254	$ 33,254
Computer equipment	515,031	459,678	55,353	153,611
Furniture and equipment	414,172	232,045	182,127	252,685
Leasehold improvements	551,497	537,377	14,120	115,120

	$1,549,328	$1,284,474	$264,854	$554,670

The gross amount of assets under capital lease totalled $8,878 at September 30, 2002 and $10,506 at December 31, 2001.

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The principal components of accounts payable and accrued liabilities were as follows:

	September 30, 2002	December 31, 2001

Accounts payable	$ 61,989	$ 76,995
Accrued compensation and other employee liabilities	90,386	111,483
Other accrued liabilitie	143,428	156,899
Taxes payable	2,386	2,378

	$298,189	$347,755

6.	DUE FROM AFFILIATED COMPANIES

The amounts due from Uniglobe Travel (International) Inc. and companies controlled by Uniglobe Travel (International) Inc. are non-interest bearing and are repayable under the Company's normal trade terms.

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	LONG TERM DEBT

	September 30, 2002	December 31, 2001

Loan with Westmark Hotels, Inc(a)	$ 1,765,366	$ 1,931,275
Liability Component of Convertible Debenture(b)	2,039,420	1,848,686

	3,804,786	3,779,961
Less: Current portion of long term debt	(350,000)	(250,000)

	$ 3,454,786	$ 3,529,961

(a) During the year ended December 31, 2001, the Company entered into a Loan Agreement with Westmark Hotels, Inc. for a $2,345,000 loan. The loan bears interest at the US prime rate from time to time payable quarterly and is repayable over a five year term based upon a percentage of certain commission revenues earned by the Company, subject to minimum annual payments. In addition, the Company issued warrants to acquire up to 3,333,333 Class B Shares over a two year period expiring February 28, 2003 at a price of CDN$0.21 up to February 28, 2002 and CDN$0.24 thereafter. The balance owing, if any, on the loan at the end of the term is convertible on December 31, 2005, at the holder’s option, into Class B Shares at a 15% discount from the then current market price.

The Company has recorded the fair value of the initial loan, $1,898,388, using a discount rate of 13.2%. In addition, the Company recorded the fair value of the warrants of $381,158 in stockholders’ equity. The fair value of the loan will be accreted to its face value of $2,400,000 over the five year term through the recording of additional interest expense at an effective yield of 13.2%.

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	LONG TERM DEBT (Continued)

Minimum annual payments on the loan are as follows:

2003	$ 350,000
2004	500,000
2005	600,000
2006	700,000

$2,150,000

(b)

During the year ended December 31, 2000, the Company entered into a five year services agreement with Amadeus Global Travel Distribution, LLC (“Amadeus”). In addition, the Company arranged a $3,000,000 convertible debenture (the “debenture”) with a company related to Amadeus. The debenture is repayable over a five year period based on the determination of certain fees under the services agreement and upon the annual net income of the Company. Pursuant to the debenture, the Company agreed to issue the holder 270,000 Class B shares and warrants to acquire an additional 2,500,000 Class B shares exercisable at $2.00 per share expiring December 18, 2002. The debenture is convertible within sixty days after December 31, 2005 at the option of the holder into Class B shares at $7.00 per share. The Company has recorded the fair value of the debenture, $1,621,248, using a discount rate of 13.2%. In addition, the Company recorded the fair value of the warrants and conversion option of $50,000 and $32,198 respectively, in stockholders’ equity. The remaining $1,296,554 represents the fair value of the inducement to enter into the services agreement. The fair value of the debenture will be accreted to its face value of $3,000,000 over the five year term through the recording of additional interest expense at an effective yield of 13.2%. The deferred contract inducement will be amortized on a straight-line basis over a five year period against fees incurred in connection with the services agreement.

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	SHARE CAPITAL

(a)	Authorized share capital

Effective May 4, 1999, the Company filed Articles of Amendment to reorganize its authorized share capital by creating an unlimited number of shares of Class A Multiple Vote Stock and an unlimited number of shares of Class B Single Vote Stock.

Under the capital reorganization, all 9,260,797 issued and outstanding common shares registered in the name of Uniglobe Travel (International) Inc. were redesignated as Class A Shares and all other issued and outstanding common shares were redesignated as Class B Shares. The same number of shares were outstanding immediately prior to and after the redesignation. The Class A Shares and Class B shares rank and participate equally as to dividends and any distribution upon liquidation, dissolution or winding up, but the Class B Shares have one vote per share and the Class A Shares have ten votes per share. The Class A Shares are convertible at any time upon the option of the holder into Class B Shares on a one for one basis. Furthermore, the Class A Shares are automatically converted into Class B Shares on a one for one basis upon any transfer of Class A Shares other than to certain permitted transferees. Permitted transferees include any subsidiaries or affiliates of Uniglobe Travel (International) Inc. and any successor corporation to Uniglobe Travel (International) Inc., provided that such successor corporation owns the UNIGLOBE trademark.

(b)	Share purchase warrants

As at September 30, 2002, there were 5,833,333 common share purchase warrants issued with prices ranging from $.16 to $2.00 and expiring between December 19, 2002 and February 28, 2003.

(c)	Stock-based compensation plan and adoption of new accounting policy

The Company has established a Share Option Plan (the “option plan”) which provides for options to purchase Class B Shares to be granted by the Company to directors, officers, employees and consultants of the Company and affiliated companies. The aggregate number of Class B Shares reserved for issue at any time cannot exceed 10% of the aggregate number of issued and outstanding Class A Shares and Class B Shares of the Company. At the date options are granted, the exercise price for an option shall not be less than the then market price of the Class B Shares of the Company. Options granted are subject to certain vesting requirements.

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

(c)	Stock-based compensation plan and adoption of new accounting policy (Cont)

The Company has adopted the Accounting Standards Board approved Stock-Based Compensation and other Stock-Based payments, Section 3870 of the CICA Handbook effective January 1, 2002. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

As at September 30, 2002, there were 1,980,168 common share options issued and outstanding at exercise prices ranging from $.06 to $3.59 with remaining contractual lives ranging from 1 year to 5 years.

Had compensation cost for the Company’s share options granted to employees and directors been determined based on the Black-Scholes value at the grant date for awards as prescribed by Section 3870, pro forma net loss and net loss per share would have been as follows:

	Three months ending September 30, 2002	Nine months ending September 30, 2002

Net loss as reported	$ --	$(1,523,702)
S. 3870 pro forma adjustment	--	(41,962)

Pro forma Net loss	--	(1,565,664)
Loss per share as reported	0.00	(0.06)
S. 3870 pro forma adjustment	0.00	(0.00)

Pro forma loss per share	$ --	$ (0.06)

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

(c)	Stock-based compensation plan and adoption of new accounting policy (Cont)

The weighted average fair value of stock options granted to directors, officers and employees using the Black-Scholes option pricing model value of options granted under the share option plan during the nine months ended September 30, 2002 was $0.04. The fair value for these options was estimated at the date of grant using the following weighted average assumptions:

Nine months ending September 30, 2002

Assumption
Volatility factor of expected market price of
the Company's Shares	115%
Dividend yield	0.0%
Weighted average expected life of
stock options	5 years
Risk free interest rate	1.625%

There were no options granted during the three months ended September 30, 2002.

9.	RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, the Company had the following related party transactions:

(a)

The Company has entered into agreements under the normal course of operations covering the provision of: sublease facilities (net of recoveries), administrative and management services, and trademark licensing. Included in expenses for the nine months ended September 30, 2002 is $76,661 incurred under these agreements. In addition, during the nine months ended September 30, 2002, the Company earned $60,919 for services rendered to a company related by way of directors in common;

(b)	During the six months ended September 30, 2002 the Company, under the normal course of operations, paid certain directors or related entities $22,479 for professional services;

UNIGLOBE.COM INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	COMMITMENTS

(a)

The Company leases its facilities under an operating lease agreement that expires on June 30, 2005. Future minimum lease payments, net of recoveries from sub-lessor, for the twelve-month period ended September 30 are as follows:

2003	$125,481
2004	$132,572
2005	$103,110

(b)	Minimum future payments under a capital lease for computer equipment for the twelve month period ended September 30, are as follows:

2003	$ 3,430
2004	$ 3,430
2005	$ 3,430
2006	$ 858

Total minimum lease payments	11,148
Less:
Amounts representing imputed
interest at approximately 12.9% per annum	(2,270)

Present value of net future minimum lease payments	8,878
Less: Current portion	2,426

$ 6,452

11.	SEGMENTED INFORMATION

The Company operates in one industry segment – online travel products and services.

The Company attributes revenue among geographical areas based on the location where the customer is located. During nine months ended September 30, 2002 all revenues were derived in the United States and no single customer accounted for more than 10% of the revenue.

Long-lived assets include capital assets, substantially all of which are located in the United States.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)
(SEDAR FORMAT)

ISSUER DETAILS

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NAME OF ISSUER                                                            FOR QUARTER ENDED               DATE OF REPORT
                                                                                                             YY/MM/DD

Uniglobe.com Inc.                                                         September 30, 2002            November 6, 2002
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ISSUER'S ADDRESS

1199 WEST PENDER STREET, SUITE 900,
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CITY                                          PROVINCE          POSTAL CODE        ISSUER FAX NO.   ISSUER TELEPHONE NO.

Vancouver                                     B.C.              V6E 2R1            (425) 917-0141   (425) 227-5400
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CONTACT NAME                                  CONTACT POSITION                                      CONTACT TELEPHONE NO.

Victoria Stockton                             Corporate Controller                                  (425) 687-2356
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CONTACT EMAIL ADRESS                          WEB SITE ADDRESS                                      CONTACT TELEPHONE NO.

vstockton@uniglobe.com                        Uniglobe.com
                                                                                                    (425) 687-2356
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CERTIFICATE

Schedule A to this  Quarterly and Year-End  report is filed under Document Type:
[Interim  Financial  Statements  or Annual  Financial  Statements].  Schedule  B
(Supplementary  Information) and Schedule C (Management Discussion) are attached hereto and the  disclosure  contained  therein has been approved by the Board of
Directors.  A copy of this Quarterly  Report will be provided to any shareholder who requests it.

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DIRECTOR'S SIGNATURE                                        PRINT FULL NAME                                  DATE SIGNED
                                                                                                              YY/MM/DD
(signed) "R. Christopher Charlwood"                         R. Christopher Charlwood                          2002/11/06
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DIRECTOR'S SIGNATURE                                        PRINT FULL NAME                                  DATE SIGNED
                                                                                                              YY/MM/DD
(signed) "Martin H. Charlwood"                              Martin Charlwood                                  2002/11/06
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Uniglobe.com Inc.
Form 51-901F
Schedule B.1
Supplementary Information
For the second quarter ended June 30, 2002

(Expressed in US dollars)

	For the three Months Ended September 30, 2002	For the nine Months Ended September 30, 2002
COST OF REVENUES (Includes commissions and booking fees)	$ 45,612	$ 144,466

GENERAL AND ADMINISTRATIVE
Personnel	313,297	1,019,451
Office, facilities, and general expenses	181,551	703,800
Professional services	64,798	132,589
Depreciation	73,244	298,466
Travel and meetings	7,433	22,307

	$ 640,323	$2,176,613

SALES AND MARKETING
Advertising	49,559	84,985
Personnel	13,418	39,266
Office, facilities, and general expenses	14	187

	$ 62,991	$ 124,438

RESEARCH AND PRODUCT DEVELOPMENT
Personnel	53,107	156,193
Web development expenses	5,289	8,898
Travel and Meetings	2,303	8,773
Office, facilities, and general expenses	766	2,181

	$ 61,465	$ 176,045

Uniglobe.com Inc.
Form 51-901F
Schedule B.2
Supplementary Information
For the third quarter ended September 30, 2002

RELATED PARTY TRANSACTIONS

Included in expenses for the nine months ended September 30, 2002 was $76,661, relating to related party charges in the normal course of operations (sublease facilities, administrative charges, management services and trademark license fees). In addition, the Company earned $60,919 for the nine months ending September 30, 2002 for services rendered to a company related by way of directors in common.

Uniglobe.com Inc.
Form 51-901F
Schedule B.3
Supplementary Information
For the third quarter ended September 30, 2002

(a)     Summary of securities issued during the third quarter ended September 30, 2002:

Date	Description None	Type of Issue	Number of Class B Shares	Price Per	Gross Proceeds	Direct Expense	Net Proceeds

Uniglobe.com Inc.
Form 51-901F
Schedule B.3
Supplementary Information
For the third quarter ended September 30, 2002

(b)     Summary of options granted during the third quarter ended September 30, 2002:

Date of Grant	Warrant holder or Optionee	Relationship	Shares Under option	Exercise Price CDN$	Expiration Date
None

Uniglobe.com Inc.
Form 51-901F
Schedule B.4
Supplementary Information
As of September 30, 2002

(a,b)     Authorized and issued share capital at September 30, 2002 and October 30, 2002:

Class	Par Value	Authorized	Issued & Outstanding	Amount
Class A Multiple Vote	None	Unlimited	9,260,797	US $ 2,143,456
Class B Single Vote	None	Unlimited	14,811,944	US $ 12,534,330
Warrants	--	--	2,500,000	US $ 50,000
Warrants	--	--	3,333,333	US $ 381,158

(c)     Summary of options, warrants and convertible securities outstanding at September 30, 2002 and October 31, 2002:

Date of Grant	Warrant holder or Optionee	Relationship	Shares Under option or warrant	Type	Exercise Price (CDN$)	Expiration Date
March 27, 1998	Michael Dauberman	Officer	25,000	Option	$1.35	March 27, 2003
March 27, 1998	Stephen Lewis	Officer/Employee -Associated Co	15,000	Option	$1.35	March 27, 2003
September 21, 1998	Michael Hagerman	Director	14,228	Option	$1.80	September 21, 2003
June 1,1999	All other employees	Employees	161,950	Option	$5.40	May 31,2004
November 24,1999	Jacqueline Hurst	Employee	15,000	Option	$2.49	November 23,2004
September 25,2000	U. Gary Charlwood	Director	138,000	Option	$0.70	July 18,2005
September 25,2000	Martin Charlwood	Director & Officer	138,000	Option	$0.70	July 18,2005
September 25,2000	Chris Charlwood	Director & Officer	138,000	Option	$0.70	July 18,2005
September 25,2000	Michael Dauberman	Officer/Employee	85,000	Option	$0.70	July 18,2005
September 25,2000	Stephen Lewis	Officer/Employee -Associated Co	15,000	Option	$0.70	July 18,2005
September 25,2000	Michael Hagerman	Director	34,228	Option	$0.70	July 18,2005

September 25,2000	Neil Marshall	Director	20,000	Option	$0.70	July 18,2005
September 25,2000	Neil Marshall	Director	20,000	Option	$0.70	July 18,2005
September 25,2000	Roger Moore	Director	20,000	Option	$0.70	July 18,2005
September 25,2000	Tracy Bartram	Officer	30,000	Option	$0.70	July 18,2005
September 25,2000	All other employees	Employees	54,300	Option	$0.70	July 18,2005
December 19,2000	Amadeus NMC Holding, Inc	Unrelated	2,500,000	Warrant	$3.00	Dec 18, 2002
February 28, 2001	Westmark Hotels, Inc	Unrelated	3,333,333	Warrant	$0.21/.24	Feb 28, 2003
March 29, 2001	Kelly Wood	Employee	462	Option	$0.17	March 12, 2006
May 2, 2001	Joseph Cimaomo	Employee	5,000	Option	$0.20	April 8, 2006
May 3, 2002	Chris Charlwood	Director & Officer	260,000	Option	$0.10	May 2, 2007
May 3, 2002	Martin Charlwood	Director & Officer	170,000	Option	$0.10	May 2, 2007
May 3, 2002	Michael Dauberman	Officer/Employee	140,000	Option	$0.10	May 2, 2007
May 3, 2002	Roger Moore	Director	100,000	Option	$0.10	May 2, 2007
May 3, 2002	Neil Marshall	Director	80,000	Option	$0.10	May 2, 2007
May 3, 2002	Michael Hagerman	Director	80,000	Option	$0.10	May 2, 2007
May 3, 2002	Vicky Stockton	Employee	50,000	Option	$0.10	May 2, 2007
May 3, 2002	Kelly Wood	Employee	36,000	Option	$0.10	May 2, 2007
May 3, 2002	Jacqueline Hurst	Employee	30,000	Option	$0.10	May 2, 2007
May 3, 2002	Scott Hamilton	Employee	30,000	Option	$0.10	May 2, 2007
May 3, 2002	Jason Love	Employee- Associated Co	30,000	Option	$0.10	May 2, 2007
May 3, 2002	Stephen Lewis	Officer/Employee - Associated Co	20,000	Option	$0.10	May 2, 2007
May 3, 2002	Gene Buckmeier	Employee	15,000	Option	$0.10	May 2, 2007
May 3, 2002	Joseph Cimaomo	Employee	15,000	Option	$0.10	May 2, 2007
May 3, 2002	Tracy Bartram	Officer	15,000	Option	$0.10	May 2, 2007

(d)     Shares subject to a pooling agreement:

                     None

Uniglobe.com Inc.
Form 51-901F
Schedule B.5
Supplementary Information
As of September 30, 2002

List of Directors: Gary Charlwood Martin H. Charlwood R. Christopher Charlwood Michael Hagerman Neil Marshall Roger Moore Henry Ellis

List of Officers:

Christopher Charlwood, President and Chief Executive Officer
Martin H. Charlwood, Chairman
Michael Dauberman, Executive Vice President
Stephen W. Lewis, Vice President, Corporate Communications
Tracy Bartram, Secretary
Neil Marshall, Assistant Secretary

Uniglobe.com Inc.
Form 51-901F
Schedule C
Management Discussion and Analysis
For the third quarter and year ended September 30, 2002

The following discussion of the financial condition, changes in financial condition and results of operations of Uniglobe.com (“the Company”) for the nine months ended September 30, 2002 and 2001, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. Unless expressly stated otherwise, all references to dollar amounts in this section are to United States dollars (“US” dollars).

Overview

The Company provides travel products and services to consumers via the Internet. These products and services are sold to retail consumers through the Company’s Web site on the Internet. The site allows the online consumer access to a comprehensive, convenient source of online travel information and to purchase travel products and merchandise electronically 24 hours a day, seven days a week.

The Company’s revenue is derived principally from offering travel products and information to the online customer. The Company currently derives revenue from a large number of geographically dispersed customers and bad debts have not been significant. Therefore, credit risks are considered minimal. Translation gains and losses resulting from variation in exchange rates, upon translation in to US dollars are included in operations.

Certain of the Company’s products and services are priced and sold in Canadian dollars. In addition, certain administrative expenses are denominated in Canadian dollars. This exposure produces a price risk from exposure to fluctuations in the Canadian exchange rate, which the Company believes will not have a material adverse impact for the foreseeable future. Any increase in the relative value of the Canadian dollar to the US dollar results in increased revenue and expenses and a decrease in net income to the Company as the Company’s Canadian dollar expenses exceed the Canadian dollar revenue. The Company does not hedge foreign currency translations nor funds denominated in Canadian dollars.

All figures reported include the accounts of the Company and its wholly owned subsidiaries, Uniglobe.com (U.S.A.), Inc. and Uniglobe.com (Barbados) Inc., after elimination of inter-company transactions.

Recent events related to the terrorist attacks on New York City and Washington on September 11, 2001, affected the sales and operations of the Company. The Company experienced more than a 50% drop-off in bookings as travelers elected to cancel or delay their travel plans. As a result of the attacks, the Company made two decisions in late September 2001 to help weather the significant drops in sales and revenue. The Company reduced the number of staff members by 30% and also initiated a $15.00 service fee for customers buying air tickets on the Web site. To reduce redundant job functions, the Company also merged its air, car, and hotel department with the cruise department.

In December 2001, the Company announced further layoffs of an additional 7% of its staff along with a 15% pay cut for all employees starting in January 2002. The Company also initiated a $27.00 transaction fee for customers purchasing a cruise cabin. All of these cost reductions, coupled with some increased revenues from new fees and some vendor contract re-negotiations, should show well over $2 million in reduced losses for the upcoming year. All of these changes are intended to support the Company’s efforts to reach sustainable profitability.

In the first quarter of 2002, most of the major airlines announced the elimination of commissions to travel agents. To make up for the loss of revenue, the Company has increased its transaction fees from $15.00 to $30.00.

Uniglobe.com has developed an award-winning Web site to support its retail selling of travel products. Using the Amadeus system (Amadeus is a major global travel distribution system), Uniglobe.com is developing a new air, car, and hotel booking system. The Company believes the new booking system will be very competitive. The system simplifies the user experience while giving users access to a new air pricing function that searches out the lowest published airfares available. The system also has a new customer profile feature that speeds up the booking process. This new air, car, and hotel booking system is expected to launch during the fourth quarter of 2002.

Uniglobe.com is able to “parcel” out its Web site into air, car, hotel, cruise, and tour components and, therefore, can enter partnerships with other travel retailers to provide the modules they are looking to add. Uniglobe.com will co-brand its entire site, or certain modules, for any compatible partner. This enables Uniglobe.com to potentially increase its sales through integrating itself into other e-commerce sites. Plans for 2002 include making the new booking engine downloadable over the Internet for third-party retail sites to book their own travel business, or to have Uniglobe.com carry out the fulfillment. Currently the Company provides its full travel site for Atevo.com and also co-brands its full travel site with Travel.com. Uniglobe.com plans to enter into additional such partnerships in 2002.

Also, the Company is continuing its relationships with other hotel and air discount travel sites that provide negotiated rates so Uniglobe.com customers can receive up to 70% discounts from regular published fares. The travel partners are displayed as optional sources during the booking process. The benefit to Uniglobe.com in doing this is that additional revenues are generated for the Company with no increase in expenses. The customer links to our partner sites and then the partner handles the fulfillment and customer service. At this time, these partnerships include Hoteldiscount.com (Hotel Reservations Network), Gotoday.com (EuropeExpress), iExplore.com, and Hotwire. Again, during 2002, Uniglobe.com plans to enter into additional such agreements.

On the marketing front, Uniglobe.com is emphasizing its e-mail marketing efforts, primarily focused around its Cruise Club marketing initiative. Consumers who sign up for the Cruise Club receive weekly product offerings by e-mail. The Exodus server technology that Uniglobe.com uses allows the Company to send out hundreds of thousands of HTML e-mails with the latest cruise offerings and last-minute deals. The customer can respond instantly, so the Company is able to see which products sell the best. This is an inexpensive and efficient marketing vehicle that typically delivers over 5% response rate for the Company. Due to the quick response times in marketing last-minute specials to this database, the cruise lines are increasing their offerings to Uniglobe.com. Increasing this database and finding creative ways to offer its customer’s discounts and special pricing are where the Company will focus its marketing efforts in 2002.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the Company’s consolidated financial statements. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company. The following items require the most significant judgement and involve complex estimation:

Revenue Recognition

Online sales

Revenues for certain cruise travel product sales are recorded when the Company acts as principal in the purchase and sale of travel products under negotiated contracts with cruise providers, exercises pricing control, and bears the risk of loss, collection, and returns. Revenues are recognized upon ticketing and when full payment has been received from the customer.

Online commissions

C Commission revenues for air travel, cruise, hotel rooms, car rentals and vacation packages are recognized upon ticketing, when full payment has been received from the customer and the amount of the commission is determinable. Certain travel suppliers also pay performance-based compensation, known as overrides and tour conductor revenues, which are recognized in accordance with the terms of the agreements with travel suppliers.

Service revenues

Service revenues consisting of transaction processing fees, fees from other travel service providers, Internet development services and shipping and handling fees are recognized when services are performed, and the amount of revenue is determinable and collectability is reasonably assured.

Income Taxes

The Company has incurred losses and other costs that can be applied against future taxable earnings to reduce the tax liability on those earnings. As the Company is uncertain of realizing the future benefit of those losses and expenditures, the Company has recorded a valuation allowance against most non-capital loss carry forwards, and other deferred tax assets arising from differences in tax and accounting bases. Actual results may be materially different from the current estimate.

Accounting for Long Term Debt and Inducements

During the year ended December 31, 2000, the Company entered into a five-year service agreement with Amadeus Global Travel Distribution, LLC (“Amadeus”). In addition, the Company arranged a $3,000,000 convertible debenture with a company related to Amadeus. The debenture is repayable over a five-year period based on the determination of certain fees under the services agreement and upon the annual net income of the Company.

Pursuant to the debenture, the Company agreed to issue the holder 270,000 Class B shares and warrants to acquire an additional 2,500,000 Class B shares exercisable at $2.00 per share expiring December 18, 2002. The debenture is convertible within sixty days after December 31, 2005 at the option of the holder into Class B shares at $7.00 per share. The Company has recorded the fair value of the debenture, $1,621,248, using a discount rate of 13.2%. In addition, the Company recorded the fair value of the warrants and conversion option of $50,000 and $32,198 respectively, in stockholders’ equity. The remaining $1,296,554 represents the fair value of the inducement to enter into the services agreement. The fair value of the debenture will be accreted to its face value of $3,000,000 over the five-year term through the recording of additional interest expense, at an effective yield of 13.2%. The deferred contract inducement will be amortized on a straight-line basis over a five-year period against fees incurred in connection with the service agreement.

During the year ended December 31, 2001, the Company entered into a Loan Agreement with Westmark Hotels, Inc. for a $2,345,000 loan. The loan bears interest at the US prime rate from time to time payable quarterly and is repayable over a five year term based upon a percentage of certain commission revenues earned by the Company, subject to minimum annual payments. In addition, the Company issued warrants to acquire up to 3,333,333 Class B Shares over a two year period expiring February 28, 2003, at a price of CDN$0.21 up to February 28, 2002 and CDN$0.24 thereafter. The balance owing, if any, on the loan at the end of the term is convertible on December 31, 2005, at the holder’s option, into Class B Shares at a 15% discount from the then current market price.

The Company has recorded the fair value of the initial loan, $1,898,388, using a discount rate of 13.2%. In addition, the Company recorded the fair value of the warrants of $381,158 in stockholders’ equity. The fair value of the loan will be accreted to its face value of $2,400,000 over the five-year term through the recording of additional interest expense at an effective yield of 13.2%.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, income taxes and contingencies. Actual results may differ from those estimates.

Stock-Based Compensation and other Stock-Based Payments

In November 2001, the Accounting Standards Board approved Stock-Based Compensation and other Stock-Based payments, Section 3870. The Company has adopted the recommendations of this new CICA Handbook section effective January 1, 2002. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather that the fair value method. For the third quarter ended September 30, 2002 the Company has not recorded any compensation expense nor were any options exercised.

Results of Operation

The following table sets forth selected statement of operations data for the periods indicated as a percentage of revenues:

	Nine (9) months ended September 30,
	2002		2001
Revenue	100%		100%
Cost of Revenues	13.4%		16.3%
Operating Expenses
General & Administrative	201.3%		222.0%
Sales & Marketing	11.5%		19.1%
Research & Product Development	16.3%		16.9%
Total Operating Expenses	229.1%		258.0%
Net Loss	(140	.9)%	(166	.3)%

Nine months ended September 30, 2002, compared nine months ended September 30, 2001

Gross travel bookings

Gross travel bookings represent the total purchase price of all travel products and services booked by Uniglobe.com. Gross travel bookings is provided as unaudited, supplemental information. Gross travel bookings for the nine months ended September 30, 2002, were $7,856,384, compared to $16,381,567 for the nine months ended September 30, 2001. Gross travel bookings are lower due to an economic recession resulting in lower travel sales, the negative effects of the terrorist attacks on New York City and Washington on September 11, 2001, increased competition and lower marketing expenditures.

Revenue

Total revenue for the nine months ended September 30, 2002, was $1,081,349, compared with total revenue of $1,543,279 for the nine months ended September 30, 2001. Revenue is made up of online commissions, service revenue and advertising commissions. Online commissions represent the commission revenue earned by the Company on travel bookings (retail sales). Service revenue includes cruise transaction fees and shipping and handling fees on air, car and hotel ticket sales. Advertising commission represents revenue earned by the Company from advertising other travel-related businesses on its website.

Online commission revenue for the nine months ended September 30, 2002, was $849,074, compared to nine months ended September 30, 2001, of $1,481,466. The decrease in online commission revenue was due to a drop in industry-wide air sales, reduced airline commissions, increased competition, the hang-over effects of last year’s terrorist attacks, as well as the Company reducing its marketing expenditures while focusing on cost cuts.

The Company’s service revenue for the nine months ended September 30, 2002 and 2001 was $207,539 and $33,322, respectively. This increase in service revenue is primarily due to the Company’s decision to charge transaction, courier and change/cancel fees on retail cruise, air, car, and hotel ticket sales phased in starting October 1, 2001.

The Company’s advertising commission for the nine months ended September 30, 2002 and 2001 was $24,736 and $28,491, respectively. This decrease is due to an overall decline in banner advertising on the internet and the ability for the Company to attract new advertisers.

Cost of revenues and gross profit

Cost of revenues represents specific direct costs associated with revenues earned, such as referral commissions, transaction-based reservation system and booking fees and courier fees. Cost of revenues does not include indirect operating and fulfillment expenses.

Cost of revenues for online commissions was $144,466 for the nine months ended September 30, 2002, resulting in a gross margin of $704,608 compared to cost of revenues for online commissions of $250,675 for nine months ended September 30, 2001, with a gross margin of $1,230,791. Gross profit as a percentage of revenues increased slightly for the nine months ended September 30, 2002, to 86.6% from 83.8% for the nine months ended September 30, 2001.

Gross profit as a percentage of gross travel bookings was 11.9% and 7.9% for the nine months ended September 30, 2002 and 2001 respectively. Gross profit as a percentage of bookings have increased due to the implementation of the service fees stated above as well as an increased ratio of cruise sales to total sales. Cruise product generates higher revenue than air, car, and hotel product.

Operating expenses

Total operating expenses were $2,477,096 and $3,982,130 for the nine months ended September 30, 2002, and 2001, respectively. For the nine months ended September 30, 2002, operating expenses consisted of general and administrative expense of $2,176,613, sales and marketing expense of $124,438 and research and product development expense of $176,045. In comparison, operating expenses for the nine months ended September 30, 2001, consisted of general and administrative expense of $3,426,038, sales and marketing expense of $294,817 and research and product development expense of $261,275. The overall decrease in total operating expense is largely due to the Company reducing its cost structure through staff reductions, pay cuts and vendor negotiations.

General and administrative expenses decreased $1,249,425 to $2,176,613 for the nine months ended September 30, 2002, from $3,426,038 in the nine months ended September 30, 2001. General and administrative expense includes personnel costs and related operating expenses for administrative, accounting, financial, human resources and management employees; legal, accounting and general professional services, investor relations and compliance; personnel costs for employees involved in fulfillment and other general business expenses, and the Company’s facilities expense. Depreciation is also included in general and administrative expenses. The decrease in general and administrative expenses is attributable to the Company’s efforts to reduce expenses, other than those directed at producing increases in revenue, as a part of its efforts to become profitable. More specifically, personnel and related expenses declined approximately $767,320, professional fees declined $61,365, office, facilities and related expenses declined $368,436, travel and meeting costs declined $24,061 and depreciation decreased by $28,243 for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.

Sales and marketing expense decreased $170,379 to $124,438 for the nine months ended September 30, 2002, from $294,817 in the nine months ended September 30, 2001. Sales and marketing expense includes personnel costs and related operating expenses for employees involved in sales and marketing activities; professional services associated with marketing and public relations; and advertising expenses. Advertising expense for the nine months ended September 30, 2002, compared with the nine months ended September 30, 2001, decreased by $165,238. The Company has curtailed its marketing and advertising programs while restructuring its fulfillment department. Once the expected efficiencies are achieved in the fulfillment department, then more dollars will be spent on marketing for new customers. The Company expects this increase in spending to occur in the fourth quarter of 2002. The remaining decrease in the nine months ended September 30, 2002, compared to the nine months ended September 30, 2001, was the result of reduced personnel costs of $5,141.

Research and product development expenses decreased $85,230 to $176,045 for the nine months ended September 30, 2002, from $261,275 for the nine months ended September 30, 2001. Research and product development expense includes personnel costs and related operating expenses for employees involved in research, technology and product development activities; professional services associated with research and development; and non-capital computer hardware and software expenses. This decrease is due to reductions in personnel costs of $86,603 and a slight offsetting increase in web development costs of $1,373.

Loss and loss per share for the year

The Company incurred a net loss of $1,523,702 ($.06 per share) for the nine months ended September 30, 2002, compared to a net loss of $2,567,103 ($.11 per share) for the nine months ended September 30, 2001. The reduction in the loss is largely the result of reductions in the operating expenses (from $3,982,130 to $2,477,096) due to cost cutting measures the Company has implemented. The Company expects to continue to post losses in the near future, but is making all efforts to continue to decrease these losses while maintaining its customer base.

Related Party Transactions

Included in expenses for the nine months ended September 30, 2002 was $76,661 relating to related party charges in the normal course of operations (sublease facilities, administrative charges, management services and trademark license fees). In addition, the Company earned $60,919 for the nine months ended September 30, 2002 for services rendered to a company related by way of directors in common. The amounts due to and from Uniglobe Travel International, Inc (UTI) and companies affiliated with UTI are non-interest bearing and are repayable under the Company’s normal trade terms.

Liquidity and capital resources

At September 30, 2002, the Company had cash and cash equivalents which totaled $910,966, and working capital, as defined by the excess of current assets over current liabilities, of $ 484,066. During the nine months ended September 30, 2002, cash used in operating activities was $1,060,049. The Company used $ 229,587 in financing activities (primarily repayment of debt) for the nine months ended September 30, 2002. Investing activities included $8,650 in asset additions for the nine months ended September 30, 2002.

On March 1, 2001, Uniglobe.com completed a $ 2,345,000 loan financing with Westmark Hotels, Inc. The loan is repayable over five years from certain commission revenues, subject to minimum annual payments. In addition, Uniglobe.com issued Westmark warrants to acquire up to 3,333,333 Class B shares over a two year period as part of the loan agreement (see Note 16 of the Company’s consolidated financial statements). The loan bears interest at the US prime rate, payable quarterly, and is repayable over a five year term based upon a percentage of certain commission revenues earned by the Company, subject to minimum annual payments. The warrants expire on February 28, 2003, and, if completely exercised, the Company would receive additional proceeds of C$805,000 (approximately $524,000). The balance owing, if any, at the end of the term is convertible on December 31,2005, at the holder’s option into Class B shares.

As of September 30, 2002, the Company had share purchase warrants and share options outstanding granting the holders the right to purchase 7,813,501 Class B shares of the Company that, if completely exercised, would result in additional proceeds of $6,564,423 depending if and when exercised. There can be no assurance that the options and warrants outstanding will be exercised in the future.

Continuing Operations

During the fourth quarter of 2001, the Company announced plans to reduce its cost structure including staff terminations and other expense reductions. The Company expects to have sufficient working capital to support its operations during the twelve-month period subsequent to December 31, 2001. In the future, the Company may consider additional reductions in expenditures. The Company is considering additional financing alternatives. The Company anticipates using the cash on hand to fund operating losses. The Company’s activities have been funded principally through the sales of equity securities and this source of financing is anticipated to continue until the Company develops a positive cash flow from operations. The Company has also raised funds through convertible securities. The ability of the Company to continue operations is dependent on obtaining profitable operations and or additional financings. The ability of the Company to access the capital markets or to enlist new joint venture partners is substantially determined by the success or failure of its ability to increase customer travel bookings, increase transaction fees as well as maintain or improve commission rates from suppliers. The success or failure of its alliances, sales and marketing campaigns, and service quality, will have a significant impact on future operations.

Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that the Company will have sufficient financing to meet its capital or operating requirements, or that additional financing will be available on terms acceptable to the Company in the future. If additional financing cannot be secured, the Company will be forced to curtail its advertising, sales, marketing, and product development even further. If the Company cannot raise or arrange the cash requirements necessary to meet minimum obligations on its advertising commitments and leased facilities, these services and facilities may be forfeited. If such funds are unavailable or are not available on terms acceptable to the Company, the Company may be unable to maintain its operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

The following table summarizes the Company’s obligations and commitments as at September 30, 2002:

	Payments due by Period

Contractual Obligations/Commitments	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long Term Debt (Principal and Interest)	$5,250,000	$350,000	$1,450,000	$3,450,000	$ --
Operating Lease	361,163	125,481	235,682	--	--
Capital Lease Obligation	8,878	2,426	5,526	926	--

Total Obligations	$5,620,041	$477,907	$1,691,208	$3,450,926	$ --

1801 Lind Avenue SW, Suite S-100
Renton, WA 98055
(425) 227-5400
FAX (425) 271-1781
www.uniglobe.com

November 6, 2002

Re: Quarterly Supplemental Mailing

Dear Sir/Madame:

We are confirming that copies of the Form 51 for Third Quarter ending September 30, 2002, for Uniglobe.com have been sent to the supplemental mailing list as required.

If you have any questions, please do not hesitate to contact me at 425-687-2356.

Sincerely,

signed
Victoria Stockton
Corporate Controller

1801 Lind Avenue SW, Suite S-100 Renton, WA 98055 (425) 227-5400 FAX (425) 271-1781 www.uniglobe.com

FOR IMMEDIATE RELEASE	JANUARY 6, 2003

UNIGLOBE.COM TO SEEK OUTSOURCE PARTNER

 ONLINE TRAVEL WEBSITE LAYS OFF 50 PERCENT OF EMPLOYEES

SEATTLE – Uniglobe.com Inc. today announced that it will seek to outsource its travel fulfillment and website operations. The Company has laid off 10 of its 20 employees today.

The Uniglobe.com Board of Directors has concluded that the Company’s existing business model will not achieve positive cash flow prior to the Company’s current cash reserves being depleted. Uniglobe.com disclosed in its 2001 audited financial statements that it had sufficient operating capital only until the end of 2002. If a deal is not struck to outsource its travel fulfillment and website operations to a partner, then Uniglobe.com may be forced to cease operations.

Uniglobe Travel (International) Inc. is the largest stockholder of Uniglobe.com but due to the separate operations of each company, these events will have no operational or financial impact on UNIGLOBE Travel International or its global travel agency franchise system going forward.

In additional news, Uniglobe.com announced that Michael Hagerman has resigned his position as a Director of the Company.

About Uniglobe.com
Uniglobe.com Inc. (TSX Venture:UTO.B and OTCBB:UGTRF) is a full-service Internet travel website, specializing in cruises. The Company caters to leisure and business travelers offering direct access to air, car, hotel, and cruise products and services. All Uniglobe.com customers are supported via e-mail and an 800-telephone number.

For further information, please contact:

Stephen W. Lewis
Uniglobe.com
604-718-2642 or slewis@uniglobe.com

UNIGLOBE.COM TO SEEK OUTSOURCE PARTNER

ONLINE TRAVEL WEBSITE LAYS OFF 50 PERCENT OF EMPLOYEES

SEATTLE – Uniglobe.com Inc. today announced that it will seek to outsource its travel fulfillment and website operations. The Company has laid off 10 of its 20 employees today.

UNIGLOBE.COM REPORTS THIRD QUARTER 2002 RESULTS

SEATTLE – Online travel leader and cruise specialist, Uniglobe.com Inc. (TSX Venture:UTO.B and OTCBB:UGTRF), today announced its financial results for the quarter ended September 30, 2002, in accordance with generally accepted accounting principles in the U.S.

If you would like to review the balance of this Press Release, please click on the following link:

http://www.uniglobe.com/a-about/press.cfm?PressID=165

Uniglobe.com Inc.
Investor Relations
Invest@uniglobe.com

UNIGLOBE.COM ANNOUNCES CORPORATE CONTROLLER
RESIGNATION

SEATTLE – Uniglobe.com Inc. (TSX Venture: UTO.B and OTCBB: UGTRF) today announced that Vicki Stockton has resigned her position as Corporate Controller for Uniglobe.com to pursue other business interests. The accounting and financial reporting duties of Uniglobe.com are now being handled by Tracy Bartram, the Company’s Secretary.

About Uniglobe.com
Uniglobe.com Inc. (TSX Venture: UTO.B and OTCBB: UGTRF) is a full-service Internet travel website, specializing in cruises. The Company caters to leisure and business travelers offering direct access to air, car, hotel, and cruise products and services. All Uniglobe.com customers are supported via e-mail and an 800-telephone number. Strategic partnerships include Amadeus, Atevo, Avaya, DoubleClick, Galileo, Hotel Reservations Network, Hotwire, Travel.com, Travelzoo, and Xylo. The Company’s largest stockholder, Uniglobe Travel (International) Inc., is a leading worldwide travel agency franchise organization.

For more information, please contact:

Stephen W. Lewis
Uniglobe.com
604-718-2642 or slewis@uniglobe.com